Exhibit (a)(2)
[letterhead of Portec Rail Products]
February 26, 2010
Dear Portec Rail Products, Inc. Shareholder:
We are pleased to inform you that on February 16, 2010, Portec Rail Products, Inc., a West Virginia corporation (“Portec”), entered into an Agreement and Plan of Merger (together with any amendments or supplements thereto, the “Merger Agreement”) with L. B. Foster Company, a Pennsylvania corporation (“Parent”) and Foster Thomas Company, a West Virginia corporation and wholly-owned subsidiary of Parent (“Purchaser”).
Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of Portec’s outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), at a price per share of $11.71 (the “Per Share Price”), without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated February 26. 2010, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 midnight on Thursday, March 25, 2010. The Offer is conditioned upon, among other conditions, the number of shares of Common Stock being validly tendered and not withdrawn at the expiration of the Offer together with the number of shares of Common Stock (if any) then owned by Parent or any of its subsidiaries representing at least 65% of the then outstanding shares of Common Stock on a fully-diluted basis.
If the Offer is successful, Purchaser may exercise an option granted by Portec to purchase, to the extent permitted by law, from Portec a number shares of Common Stock as is required for Purchaser to own at least 90% of the outstanding shares of Common Stock on a fully diluted basis, and Purchaser will subsequently merge with and into Portec on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”). If the exercise of this option does not result in Purchaser owning at least 90% of the outstanding shares of Common Stock, then the approval of the shareholders of Portec will be solicited. In the Merger, each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares held by Portec Parent, Purchaser or any of their respective subsidiaries) will be cancelled and converted into the right to receive cash in an amount equal to the Per Share Price.
The board of directors has unanimously (i) approved and declared it advisable that Portec enter into the Merger Agreement, (ii) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Contemplated Transactions”) are advisable to, and in the best interests of, Portec and its shareholders, and (iii) approved the Merger Agreement, approved the Contemplated Transactions and recommended that Portec shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if necessary, vote to approve and adopt the Merger Agreement.

In arriving at its recommendation, the board of directors of Portec gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser’s Offer to Purchase and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.
Very truly yours,
Marshall T. Reynolds
Chairman of the Board